FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this quarterly report, TransAlta’s management, together with TransAlta’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them.

There have been no significant changes in internal controls over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TransAlta’s internal control over financial reporting.

EXHIBITS

Exhibit 1	Press release dated July 21, 2005.
Exhibit 2	Quarterly report for the three-month period ended June 30, 2005, which includes Management’s Discussion and Analysis and consolidated financials statements.
Exhibit 3	Sarbanes-Oxley Act - Section 302 – certification of Stephen G. Snyder
Exhibit 4	Sarbanes-Oxley Act - Section 302 – certification of Ian Bourne
Exhibit 5	Sarbanes-Oxley Act - 906 - certification of Stephen G. Snyder
Exhibit 6	Sarbanes-Oxley Act - 906 - certification of Ian Bourne
Exhibit 7	Code of Conduct

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Ken Stickland

(Signature)

Ken Stickland, EVP Legal

Date: July 21, 2005